UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 19, 2019 titled “Arcos Dorados Announces Key Management Changes”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: June 19, 2019

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS ANNOUNCES KEY MANAGEMENT CHANGES

– Chief Operating Officer Marcelo Rabach Appointed Chief Executive Officer –

– Sergio Alonso to Remain as a Board Member –

Montevideo, Uruguay, June 19, 2019 – Arcos Dorados (NYSE: ARCO) today announced that its Board of Directors has appointed Marcelo Rabach, 49, as Arcos Dorados’ new Chief Executive Officer, effective July 1. Mr. Rabach succeeds Sergio Alonso, 55, who will remain as a member of the Board of Directors.

“Marcelo has been our Chief Operating Officer since August 2015 and began his career in the McDonald’s system almost 30 years ago as a crew member. He has developed a strong track record of achieving operational and financial improvements, while always maintaining a focus on excellence in customer service in all the positions he has held. With Marcelo’s strong leadership and deep knowledge of our business, I am confident that we will continue to capitalize on the significant opportunities for the McDonald’s brand in Latin America,” said Mr. Woods Staton, Executive Chairman of the Board.

Mr. Staton continued: “Marcelo has been working side by side with Sergio Alonso for almost twenty years, building in those years a strong personal and professional relationship, which will ensure a seamless handover of the daily management of Arcos Dorados. Marcelo has been closely involved in setting and executing on the long-term strategy of our business making him the right leader to move our Company forward. Although Sergio is leaving the role of CEO, I have asked him to remain as a Board Member. This will allow the Company to continue having the advantage of his advice and insightful knowledge of our business and markets. I would like to thank Sergio on behalf of the Board for his many years of service to the McDonald’s brand and our company, Arcos Dorados.”

“I am honored to have been chosen as the next CEO of Arcos Dorados and I am excited to have the opportunity to take the helm of the company as we expand our leadership position in the QSR segment in Latin America,” said Mr. Rabach. “I am committed to our long-term strategy to enhance the value of our business and look forward to continuing to work with our operators, suppliers and employees as we deliver the best McDonald’s experience possible to our customers.”

Prior to his promotion, Mr. Rabach was Arcos Dorados’ Chief Operating Officer, a position he assumed in August 2015. Mr. Rabach was also Divisional President for the NOLAD (North Latin American) Division from 2013 to 2015. An experienced veteran, Mr. Rabach began his career at McDonald’s Argentina in 1990 as a crew member in the Alto Palermo restaurant in Buenos Aires, when Arcos Dorados only had 8 restaurants in Argentina. Mr. Rabach quickly rose from the ranks of crew member to senior leadership positions spanning all four geographies of the Company. These include Divisional President of NOLAD, Divisional President of Brazil, Chief Operating Officer in Venezuela and Vice President of Operations Development. In each of these positions, and in his current role as Chief Operating Officer, Mr. Rabach has built a reputation for instilling and driving operational excellence and results.

Mr. Rabach received his bachelor’s degree in Business Administration from Universidad Argentina de la Empresa in 2002 and completed an MBA from the IAE Business School, Buenos Aires, Argentina, in 2004.

Caribbean Divisional President Luis Raganato Appointed Chief Operating Officer

Luis Raganato, 49, who currently serves Arcos Dorados as Divisional President for its Caribbean Division, will succeed Mr. Rabach and will be promoted to Chief Operating Officer, also effective July 1. Mr. Raganato also began his career as a crew member at McDonald’s Argentina in 1991. He was quickly promoted to senior leadership positions spanning several geographies where the company operates. These include Divisional President for the Caribbean, General Director of Arcos Dorados in Peru and several other positions in Operations Management over the years. Mr. Raganato received his bachelor’s degree in Business Administration from Instituto Aeronáutico de Argentina and a Master’s degree in Marketing and Business Development at Escuela Superior de Estudios de Marketing in Madrid, Spain.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,200 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Investor Relations Contact:	Media Relations Contact:
Patricio Iñaki Esnaola	InspIR Group
Arcos Dorados – IR Director	Barbara Cano
patricio.esnaola@ar.mcd.com	barbara@inspirgroup.com
+54 11 4711 2561	+1 646 452 2334

www.arcosdorados.com/ir